Mail Stop 4561

March 27, 2008

VIA USMAIL and FAX (617) 624 - 8999

Mr. Marc N. Teal
Principal Financial Officer
Boston Capital Tax Credit Fund III, L.P.
One Boston Place, Suite 2100
Boston, Massachusetts 02108

> **Re:** **Boston Capital Tax Credit Fund III, L.P.**
> **Form 10-K for the year ended 3/31/2007**
> **Filed on 7/16/2007**
> **File No. 000-21718**

Dear Mr. Marc N. Teal:

We have reviewed your response letter dated March 25, 2008 and have the following additional comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED MARCH 31, 2007

Exhibit 99.1

1. We have read your response to comment two. Rule 3-09(b) and Rule 3-02 of Regulation S-X requires statements of operations and cash flows for each of the three fiscal years preceding the date of the most recent audited balance sheet. Please confirm that in future filings, you will file the required financial statements for your significant equity method investments. Alternatively, if you qualify and choose to report as a smaller reporting company, please include the required disclosures outlined in Item 8-03(b)(3) of Regulation S-X for significant equity method investments.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3498 if you have questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant